

cm

SECURITIES AND EXCHANGE COMMISSION

MAY 14 2007

DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION

07001805

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL ~~AUDITED~~ REPORT
## FORM X-17A-5
## ~~PART III~~

| SEC FILE NUMBER |
|---|
| 8- 12160 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harold W. Dance, Inc.
HAROLD DANCE INVESTMENTS \ DBA

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 NORTH MAIN
(No. and Street)

LOGAN (City) UTAH (State) 84321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN F. NEELEY (435) 752-8484
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES SIMKINS, P.C.
(Name – *if individual, state last, first, middle name*)

1011 WEST 400 NORTH, STE 100 (Address) LOGAN (City) UTAH (State) 84321 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, STEPHEN F. NEELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAROLD DANCE INVESTMENTS, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public
CORRINE MENDELKOW
498 East 700 South
Logan, UT 84321
My Commission Expires
February 27, 2011
STATE OF UTAH


Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HAROLD W. DANCE, INC.
# DBA HAROLD DANCE INVESTMENTS

## FINANCIAL STATEMENTS

**For the Years Ended December 31, 2006 and 2005**

Harold W. Dance, Inc.
DBA Harold Dance Investments
Index to Financial Statements


JONES
P.C.
SIMKINS
Certified Public Accountants

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878



# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Harold W. Dance, Inc.
DBA Harold Dance Investments
360 North Main Street
Logan, Utah 84321

We have audited the accompanying statements of financial condition of Harold W. Dance, Inc. (DBA Harold Dance Investments) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold W. Dance, Inc. (DBA Harold Dance Investments) at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 13, 2007

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

| Assets | | 2006 | 2005 |
|---|---|---|---|
| Cash | $ | 18,581 | 20,033 |
| Cash segregated under federal and other regulations | | 4,000 | 4,000 |
| Securities owned: | | | |
| Money market funds | | 237,261 | 301,643 |
| Mutual funds | | 184,041 | 154,346 |
| Commissions receivable | | 43,619 | 56,164 |
| Note receivable | | 12,439 | 15,255 |
| Equipment, net of accumulated depreciation of $15,316 and $13,161, respectively | | 6,427 | 8,582 |
| Total assets | $ | 506,368 | 560,023 |

| Liabilities and Stockholders' Equity | | | |
|---|---|---|---|
| Liabilities: | | | |
| Accounts payable | $ | 22,450 | 28,653 |
| Total liabilities | | 22,450 | 28,653 |
| Stockholders' Equity: | | | |
| Common stock, $1.00 par value, authorized 50,000 shares, issued 1,000 shares | | 1,000 | 1,000 |
| Additional paid-in capital | | 299,000 | 299,000 |
| Retained earnings | | 183,918 | 231,370 |
| Total stockholders' equity | | 483,918 | 531,370 |
| Total liabilities and stockholders' equity | $ | 506,368 | 560,023 |

The accompanying notes are an integral
part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF INCOME
For the Years Ended December 31, 2006 and 2005

| | | 2006 | 2005 |
|---|---|---|---|
| Revenues: | | | |
| Commissions | $ | 1,004,534 | 1,018,245 |
| Investment advisory fees | | 88,615 | 37,949 |
| Realized and unrealized gains, net | | 27,240 | 13,601 |
| Dividends and distributions | | 13,074 | 8,885 |
| Interest | | 554 | 255 |
| Total revenues | | 1,134,017 | 1,078,935 |
| Expenses: | | | |
| Commissions paid | | 587,321 | 553,843 |
| Executive salary | | 149,283 | 103,418 |
| Other salaries | | 65,487 | 50,471 |
| Retirement plan contributions | | 55,464 | 36,688 |
| Taxes, including payroll taxes | | 32,378 | 22,164 |
| Rent | | 25,200 | 25,200 |
| Insurance | | 19,331 | 11,872 |
| Office expenses | | 14,991 | 14,610 |
| Auto expenses | | 12,373 | 8,155 |
| Advertising and promotion | | 12,049 | 5,323 |
| Dues and subscriptions | | 9,103 | 9,007 |
| Utilities | | 8,502 | 7,506 |
| Regulatory fees | | 6,897 | 3,952 |
| Professional fees | | 6,786 | 9,758 |
| Travel | | 5,098 | 3,322 |
| Miscellaneous expenses | | 2,238 | 7,353 |
| Depreciation | | 2,155 | 2,156 |
| Total expenses | | 1,014,656 | 874,798 |
| Net income | $ | 119,361 | 204,137 |

The accompanying notes are an integral
part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2006 and 2005

| | Common Stock | | Additional | Retained | Total Stockholders' |
|---|---|---|---|---|---|
| | Shares | Amount | Paid-in Capital | Earnings | Equity |
| Balance at January 1, 2005 | 1,000 | $ 1,000 | $ 299,000 | $ 205,941 | $ 505,941 |
| Shareholder distributions | - | - | - | (178,708) | (178,708) |
| Net income | - | - | - | 204,137 | 204,137 |
| Balance at December 31, 2005 | 1,000 | $ 1,000 | $ 299,000 | $ 231,370 | $ 531,370 |
| Shareholder distributions | - | - | - | (166,813) | (166,813) |
| Net income | - | - | - | 119,361 | 119,361 |
| Balance at December 31, 2006 | 1,000 | $ 1,000 | $ 299,000 | $ 183,918 | $ 483,918 |

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

| Cash flows from operating activities: | | 2006 | 2005 |
|---|---|---|---|
| Net income | $ | 119,361 | 204,137 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation | | 2,155 | 2,156 |
| Unrealized gains | | (15,490) | (13,601) |
| (Increase) decrease in operating assets: | | | |
| Money market funds | | 64,382 | (83,090) |
| Mutual funds | | (14,205) | (2,544) |
| Commissions receivable | | 12,545 | 15,104 |
| Increase (decrease) in operating liabilities: | | | |
| Accounts payable | | (6,203) | (8,871) |
| Net cash provided by operating activities | | 162,545 | 113,291 |
| Cash flows from investing activities: | | | |
| Collection of (investment in) note receivable | | 2,816 | (15,255) |
| Net cash provided by (used in) investing activities | | 2,816 | (15,255) |
| Cash flows from financing activities: | | | |
| Distributions to shareholders | | (166,813) | (178,708) |
| Net cash used in financing activities | | (166,813) | (178,708) |
| Net decrease in cash | | (1,452) | (80,672) |
| Cash at beginning of year | | 24,033 | 104,705 |
| Cash at end of year | $ | 22,581 | 24,033 |
| Shown in the financial statements as: | | | |
| Cash | $ | 18,581 | 20,033 |
| Cash segregated under federal and other regulations | | 4,000 | 4,000 |
| Cash at end of year | $ | 22,581 | 24,033 |

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006 and 2005

## Note 1 - Organization and Nature of Business

Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company") is a Registered Investment Advisor ("RIA") and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Utah Corporation conducting business primarily in Northern Utah. The Company offers investment advisory services and agency transactions in mutual funds and annuities. The Company is not subject to the provisions of SEC Rule 15c3-3 regarding customer protection because it claims an exemption under paragraph (k)(2)(i) for handling all financial transactions with customers through a "Special Account for Exclusive Benefit of Customers".

## Note 2 - Significant Accounting Policies

### Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company's mutual fund investments are concentrated within a few large fund groups. The Company reviews, as necessary, the financial standing of these funds. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

### Investments

Marketable securities are stated at market value.

### Commissions Receivable

Commissions receivable are amounts due from mutual fund companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience with the mutual fund companies.

Note 2 - Significant Accounting Policies (continued)

Fixed Assets

Items capitalized as equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Revenue Recognition

The Company invests in mutual funds and these transactions are recorded on the trade date, as if they had settled. Commissions earned on mutual fund sales and any related expenses are also recorded on a trade-date basis.

Advertising

Advertising costs are charged to operations when the advertising first takes place.

Income Taxes

The Company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders are taxed on their proportionate shares of the Company's taxable income. No provision or liability for federal income taxes has been included in these financial statements.

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business. Money market funds are considered part of the Company's investment portfolio.

Use of Estimates in the Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 3 - Cash Segregated Under Federal and Other Regulations

The Company has established a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The Company maintained a minimum balance in the account of $4,000.

Note 4 - Investments

At December 31, 2006 and 2005, marketable securities in the form of mutual funds owned by the company were carried at quoted market values as follows:

| | 2006 | 2005 |
|---|---|---|
| Market value | $ 184,041 | 154,346 |
| Cost | $ 123,137 | 113,775 |

Money market funds, which were carried as part of the Company's investment portfolio, were reported at their market values.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2006 and 2005, the Company's minimum net capital requirement was $25,000.

Note 6 – Note Receivable

At December 31, 2006 and 2005, the Company has a secured note receivable from an employee. The note is secured by future commissions payable to the employee from managed assets brought into the Company by the employee. The balance including accrued interest as of December 31, 2006 and 2005 was $12,439 and $15,255, respectively. The note is due in annual installments of $3,371, with interest at 4.0% and matures in August 2010.

## Note 7 - Related Party Transactions

The Company rents its operating space from HRD Partnership, Ltd under a month-to-month agreement. Certain shareholders of the Company are the owners of the partnership. During 2006 and 2005, the Company paid $25,200 and $25,200, respectively, for rent expense.

During 2006 and 2005, the Company received $5,000 and $5,000, respectively, from Dance Insurance, Inc. as a management fee for services rendered. A shareholder of the Company is the shareholder of Dance Insurance, Inc.

## Note 8 - Defined Contribution Plan

On January 1, 2005, the Company adopted a SEP plan that covers all employees after one year of employment. Contributions are made at the discretion of the Board of Directors. For the years ending December 31, 2006 and 2005, the Company's contributions to the SEP plan were $55,464 and $36,688, respectively.

Schedule 1

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

| | | |
|---|---|---|
| Net Capital: | | |
| Total ownership equity | $ | 483,918 |
| Ownership equity not allowable for net capital | | - |
| Total ownership equity qualified for net capital | | 483,918 |
| Additions for subordinated liabilities and other credits | | - |
| Total capital and allowable subordinated liabilities | | 483,918 |
| Non-allowable assets | | (62,585) |
| Other additions | | - |
| Net capital before haircuts on securities positions | | 421,333 |
| Haircuts on securities: | | |
| Liquid asset funds (2%) | | (4,745) |
| Other securities (mutual funds 15%) | | (27,606) |
| Net Capital | $ | 388,982 |
| | | |
| Minimum Net Capital Required (based on Aggregate Indebtedness) | | |
| Minimum net capital required | $ | 25,000 |
| Excess net capital | $ | 363,982 |
| Excess net capital at 1000% (Net capital - 10% of Aggregate Indebtedness) | $ | 386,737 |
| Aggregate Indebtedness: | | |
| Total liabilities from Statement of Financial Condition | $ | 22,450 |
| Ratio of aggregate indebtedness to net capital | $ | 0.058 |

(continued)

Schedule 1
(continued)

HAROLD W. DANCE, INC.
DBA HAROLD DANCE BROKERAGE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2006)

| | | |
|---|---|---|
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | $ | 388,982 |
| Reconciling items | | - |
| Net capital per above | $ | 388,982 |


JONES
P.C.
SIMKINS

Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
*Paul D. Simkins, CPA*
*Michael C. Kidman, CPA, MBA*
*Brent S. Sandberg, CPA*
*Brett C. Hugie, CPA*
*Mark E. Low, CPA*
*H. Paul Gibbons, CPA*

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Harold W. Dance, Inc.
DBA Harold Dance Investments
360 North Main Street
Logan, Utah 84321

In planning and performing our audit of the financial statements and supplemental schedule of Harold W. Dance, Inc. (DBA Harold Dance Investments) (the "Company"), for the year ended December 31, 2006, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 13, 2007

END